                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-53108

                              PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED JANUARY 26, 2001
               AND PROSPECTUS SUPPLEMENTS DATED NOVEMBER 1, 2001,
                    NOVEMBER 12, 2001 AND DECEMBER 10, 2001)

                              NEOTHERAPEUTICS, INC.
                                  COMMON STOCK

        This prospectus supplement relates to an offering of 246,882 shares of our common stock at a purchase price of $3.85 per share.

        Cantor Fitzgerald & Co. ("Cantor") is acting as placement agent with respect to the offering of 246,882 shares of our common stock at a price of $3.85 per share, for aggregate gross proceeds before commission of approximately $950,000. In connection with these sales, we will pay commissions to Cantor as follows:

                                                                 PER SHARE          TOTAL
Public offering price                                              $3.85         $   950,496
Commission*                                                        $ .15         $    38,020
Proceeds, before expenses, to NeoTherapeutics                      $3.70         $   912,476

* We will also issue a warrant to Cantor for the purchase of up to 24,688 shares of our common stock.

        You should read this prospectus supplement and the accompanying prospectus and other prospectus supplements carefully before you invest, including the supplement dated December 10, 2001 concerning certain sales for which Ladenburg Thalmann & Co., Inc. is to serve as placement agent. These documents contain information you should consider when making your investment decision. The information included in the registration statement on Form S-3, as amended (No. 333-53108) filed with the Securities and Exchange Commission on January 2, 2001, is hereby incorporated by reference into this prospectus supplement.

        Our common stock is traded on the Nasdaq National Market under the symbol "NEOT." On December 12, 2001, the last sale price of our common stock on the Nasdaq National Market was $3.80 per share, and before the issuance of shares pursuant to this prospectus supplement, we have 23,506,762 shares of our common stock outstanding.

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-3 OF THE PROSPECTUS SUPPLEMENT DATED NOVEMBER 1, 2001 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                       -----------------------------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

                       -----------------------------------

                            [CANTOR FITZGERALD LOGO]


          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 13, 2001.

                              PLAN OF DISTRIBUTION

        Pursuant to this prospectus supplement, we are offering 246,882 shares of our common stock to institutional investors at a negotiated price per share of $3.85 for aggregate proceeds of approximately $950,500. Cantor Fitzgerald & Co. ("Cantor") is acting as placement agent with respect to this offering pursuant to the terms of the Sales Agreement dated June 12, 2001 as described in the prospectus supplement dated November 1, 2001. We will pay to Cantor a commission of $38,020 with respect to this offering. We will also issue a warrant to Cantor for the purchase of up to 24,688 shares of our common stock.

                                     GENERAL

        You should rely only on the information provided or incorporated by reference in this prospectus supplement, the other prospectus supplements and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.